UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Lounsberry Holdings I, Inc
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                  March 7, 2006

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSONS
     Cornell Capital Partners LP

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   |X|
                                                                    (b)   |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
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                         7       SOLE VOTING POWER
   NUMBER OF                     150,000
    SHARES               -------------------------------------------------------
 BENEFICIALLY            8       SHARED VOTING POWER
   OWNED BY
     EACH                -------------------------------------------------------
  REPORTING              9       SOLE DISPOSITIVE POWER
   PERSON                        150,000
    WITH                 -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.73%
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14   TYPE OF REPORTING PERSON

     PN
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1    NAME OF REPORTING PERSONS
     Yorkville Advisors, LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                         7       SOLE VOTING POWER
     NUMBER OF                   150,000 (as General Partner of Cornell Capital
      SHARES                     Partners, LP)
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY            8       SHARED VOTING POWER
       EACH                       -0-
     REPORTING           -------------------------------------------------------
      PERSON             9       SOLE DISPOSITIVE POWER
       WITH                      150,000 (as General Partner of Cornell Capital
                                 Partners, LP)
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Mark Angelo

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   |X|
                                                                     (b)   |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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     NUMBER OF           7       SOLE VOTING POWER
      SHARES                     150,000 (as Portfolio Manager of Cornell
   BENEFICIALLY                  Capital Partners, LP and President of Yorkville
     OWNED BY                    Advisors, LLC)
       EACH              -------------------------------------------------------
     REPORTING           8       SHARED VOTING POWER
      PERSON                      -0-
       WITH              -------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                 150,000 (as Portfolio Manager of Cornell
                                 Capital Partners, LP and President of Yorkville
                                 Advisors, LLC)
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.73%
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14   TYPE OF REPORTING PERSON

     IN
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Item 1.  Security and Issuer.

This statement relates to shares of common stock, no par value per share (the "Shares"), of Lounsberry Holdings I, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at. 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia .

Item 2.  Identity and Background.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      In December 2004, Cornell Capital Partners, LP made a $300,000 loan to Global Defense Corporation, a development stage corporation which was and is an affiliate of Mr. Paul Silverman. In connection with the acquisition of CNS, we issued to Cornell 150,000 shares of common stock, paid $125,000 on account of Global Defense's obligations to Cornell and guaranteed Global Defense's obligation to pay the remaining $175,000 to Cornell. In addition, Mr. Silverman pledged 260,100 shares of common stock and warrants to purchase 606,900 shares of common stock as security for Global Defense's obligation to pay the remaining $175,000.

Item 4.  Purpose of Transaction.

      Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) As of January 9, 2006 Cornell was the record and beneficial owner of 150,000 Shares representing 8.73% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell and Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Cornell and the Issuer are parties to the following agreements, Settlement and Mutual Release dated January 9, 2006, at which time the 150,000 shares were issued to Cornell Capital Partners, LP.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2006                     REPORTING PERSONS:

                                          CORNELL CAPITAL PARTNERS, LP

                                          By:   Yorkville Advisors, LLC
                                          Its:  General Partner

                                          By:   /s/ Mark Angelo
                                                -----------------------------
                                          Name: Mark Angelo
                                          Its:  Portfolio Manager


                                          YORKVILLE ADVISORS, LLC

                                          By: /s/ Mark Angelo
                                             --------------------------------
                                          Name: Mark Angelo
                                          Its:  Portfolio Manager


                                          /s/ Mark Angelo
                                          --------------------------
                                          MARK ANGELO

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock no par value per share, of Lounsberry Holdings I, Inc, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 7, 2006.


                                            REPORTING PERSONS:

                                            CORNELL CAPITAL PARTNERS, LP

                                            By:     Yorkville Advisors, LLC
                                            Its:    General Partner

                                            By: /s/ Mark Angelo
                                               --------------------------------
                                            Name:   Mark Angelo
                                            Its:    Portfolio Manager

                                            YORKVILLE ADVISORS, LLC

                                            By: /s/ Mark Angelo
                                               --------------------------------
                                            Name:   Mark Angelo
                                            Its:    Portfolio Manager

                                            /s/ Mark Angelo
                                            --------------------------
                                            MARK ANGELO